Seward & Kissel LLP
                              1200 G Street, N.W.
                             Washington, D.C. 20005
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                      December 20, 2011

VIA EDGAR

Ms. Deborah O'Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:     The AllianceBernstein Portfolios -
                 AllianceBernstein Wealth Appreciation Strategy
                 AllianceBernstein Balanced Wealth Strategy
                 AllianceBernstein Conservative Wealth Strategy
                 AllianceBernstein Tax-Managed Wealth Appreciation Strategy AllianceBernstein Tax-Managed Balanced Wealth Strategy AllianceBernstein Tax-Managed Conservative Wealth Strategy (the "Strategies")
                 Post-Effective Amendment Nos.78 and 80.
                 File Nos. 033-12988 and 811-05088

Dear Ms. O'Neal-Johnson:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of The AllianceBernstein Portfolios on behalf of the Strategies, as provided orally to Jeffrey Schellenger of this office on December 14, 2011. The Staff's comments and our responses are discussed below.

            GENERAL COMMENTS

Comment 1:  Summary Prospectus: If the Strategies will have a summary prospectus, please include the legend in the response letter.

Response:   The legend in the Summary Prospectus is as follows:

            Before you invest, you may want to review the Strategy's Prospectus, which contains more information about the Strategy and its risks. The Strategy's Prospectus and Statement of Additional Information ("SAI"), both dated [____], are incorporated by reference into this Summary Prospectus. For free paper or electronic copies of the Strategy's Prospectus and other information about the Strategy, go to http://www.alliancebernstein.com/links/mf, email a request to prorequest@alliancebernstein.com, call (800) 227-4618, or ask any financial advisor, bank, or broker-dealer who offers shares of the Strategy. Unless otherwise noted, page number references refer to the current Prospectus for this Strategy.

Comment 2:  XBRL filing: Please note that the XBRL filing should be made 15 days after the effective date of the registration statement.

Response:   We will make the XBRL filing 15 days after the effective date.

Comment 3:  Tandy representation should be provided.

Response:   We will provide the Tandy representation.


            RETAIL PROSPECTUS

Comment 4:  Fees and Expenses of the Strategy - Annual Strategy Operating
            Expenses: Delete the parenthetical: "(Underlying Portfolios)" in the Acquired Fund Fees and Expenses row.

Response:   We have not revised the disclosure in response to this comment because instruction 3(f)(i) of Item 2 of Form N-1A specifically permits the use of this parenthetical.

Comment 5:  Fees and Expenses of the Strategy - Annual Strategy Operating
            Expenses: Change the word "Strategy" to "Fund" in the Total Annual Strategy Operating Expenses row.

Response:   As we discussed, the Fees and Expenses information consistently refers to a "Strategy" because the term "Fund" is not used in the Prospectus. We have not revised the disclosure in response to this comment.

AllianceBernstein Wealth Appreciation Strategy
----------------------------------------------

Comment 6:  Principal Strategies: Delete the word "primarily" from the sentence:
            "The Strategy invests 80% of its assets primarily in Underlying Portfolios that focus on growth and value investment styles and in U.S. and non-U.S. markets."

Response:   As we discussed with you, we have revised the disclosure to delete the word "primarily" and add the word "approximately".

Comment 7:  Principal Strategies: The last sentence of the third paragraph talks about investing in fixed-income securities. Is there a quality or maturity associated with the fixed-income securities?

Response:   There are no quality or maturity constraints associated with the fixed-income securities.

Comment 8:  Principal Risks: Add credit and interest rate risk disclosures.

Response:   We have not revised the disclosure in response to this comment because credit risk and interest rate risk are not principal risks of the Strategy. The reference to fixed-income securities is included in a description of an Underlying Portfolio. The Underlying
            Portfolio would only invest in fixed-income securities under limited circumstances.

AllianceBernstein Balanced Wealth Strategy
------------------------------------------

Comment 9:  Principal Strategies: The last paragraph of this section contains language stating the Underlying Portfolios' fixed-income securities will also include lower-rated securities such as "junk bonds." Is there a maturity constraint on these investments?

Response:   There are no quality or maturity constraints associated with the junk bonds.

Comment 10: Principal Risks: Add junk bond risk to the principal risks section and ensure that it includes disclosure about the speculative nature of junk bonds.

Response:   We have not revised the disclosure in response to this comment because junk bond risk is not a principal risk of the strategy. The
            Underlying Portfolios that may invest in lower-rated fixed-income securities constitute only 7% of the Strategy's assets.

AllianceBernstein Conservative Wealth Strategy
----------------------------------------------

Comment 11: Principal Strategies: The last sentence of the third paragraph talks about investing in fixed-income securities. Is there a quality or maturity associated with the fixed-income securities?

Response:   There are no quality or maturity constraints associated with the fixed-income securities.

AllianceBernstein Tax-Managed Wealth Appreciation Strategy
----------------------------------------------------------

Comment 12: Principal Strategies: The second paragraph talks about investing in fixed-income securities - is there a quality or maturity constraint for the fixed-income securities they may purchase? If the fixed income securities are below investment grade or have a longer maturity, it should be noted in the risk section.

Response:   There are no quality or maturity constraints associated with the fixed-income securities.

Comment 13: Principal Strategies: The last paragraph talks about investments such as short-sales and forward commitments - will the interest expenses associated with these investments be included in the Fee Table?

Response:   Interest expenses associated with these investments will be included in the Fee Table.

Comment 14: Principal Risks: Add credit risk and interest rate risk to the principal risks section.

Response:   We have not revised the disclosure in response to this comment because credit risk and interest rate risk are not principal risks of the strategy. As in comment response #8, the reference to fixed-income securities is included in a description of an Underlying Portfolio. The Underlying Portfolio would only invest in fixed-income securities under limited circumstances.

AllianceBernstein Tax-Managed Balanced Wealth Strategy
------------------------------------------------------

Comment 15: Delete the parenthetical - "(Underlying Portfolios)."

Response:   We have not revised the disclosure in response to this comment because this row has been deleted in its entirety.

Comment 16: Principal Strategies: In the third paragraph preceding the Principal
            Risks section - is there a maturity constraint associated with these fixed-income investments?

Response:   There are no quality or maturity constraints associated with the fixed-income securities.

Comment 17: Principal Strategies/Principal Risks: In the paragraph immediately preceding the Principal Risks section, will the interest expenses associated with short sales and forward commitments be reflected in the fee table?

Response:   Interest expenses associated with these investments will be included in the Fee Table.

Comment 18: In the same paragraph as above, there needs to be corresponding risk disclosure in the Principal Risks section, i.e., derivatives risk.

Response:   We have revised the disclosure to include derivatives risk language.

Comment 19: Principal Risks: Add junk bond risk disclosure that contains language disclosing the speculative nature of junk bonds.

Response:   We have revised the disclosure in response to this comment.

Comment 20: Principal Risks: In the "Foreign Risk" disclosure, there should be language that discloses these are emerging markets. Also, eliminate the "underlying portfolio" language.

Response:   We have revised the Foreign Risk disclosure to include disclosure about emerging market risks and deleted the Underlying Portfolio reference.

AllianceBernstein Tax-Managed Conservative Wealth Strategy
----------------------------------------------------------

Comment 21: Fee Table: Footnote (a) should be "(c)."

Response:   We have revised the footnotes in response to this comment.

Comment 22: Fee Table: Footnote (c) must be in place one year from the effective date - so the date in this footnote should be December 31, 2013.

Response:   The date of footnote (c) currently reads December 31, 2012 which is one year from the planned effective date of this filing.

Comment 23: Fee Table: If the fee waiver in footnote (c) is subject to recoupment, the conditions by which this can take place should be disclosed in the footnote.

Response:   The fee waiver is not subject to recoupment.

Comment 24: Fee Table: The language in footnote (c) that reads "and will continue thereafter from year-to-year unless the Adviser provides notice of termination 60 days prior to the end of the Strategy's fiscal year" - should be deleted because no contract to that effect exists.

Response:   We have not revised the disclosure in response to this comment because there is a contract to this effect.

Comment 25: Principal Strategies: Regarding the fixed-income language in the third paragraph preceding Principal Risks - is there a maturity constraint associated with these fixed-income investments?

Response:   There are no quality or maturity constraints associated with the fixed-income securities.

Comment 26: Principal Risks: The Foreign Risk paragraph should include emerging markets disclosure. Also in the Foreign Risk paragraph, the "underlying portfolio" language should be tweaked or deleted.

Response:   We have revised the Foreign Risk disclosure to include disclosure about emerging market risks and deleted the Underlying Portfolio reference.

Performance of Equity and Fixed-Income Investment Teams
-------------------------------------------------------

Comment 27: First Paragraph: The first paragraph reads: "[a]lthough the
            Strategies themselves have limited performance history under their current investment policies, certain of the investment teams employed by the Adviser in managing each Strategy have experience in managing discretionary accounts of institutional clients and/or other registered investment companies and portions thereof (the "Historical Accounts") that have substantially the same investment objectives and policies and are managed in accordance with essentially the same investment strategies as those applicable to the portions of the Strategies they manage."

            Ensure that the performance numbers include all of the accounts the adviser managed and if the numbers do not reflect all of the accounts, there must be disclosure to that effect. In addition, the excluded accounts or portions thereof cannot have a misleading or material affect on the performance numbers. Nicholas Applegate No-Action letter.

Response:   The performance numbers include all of the accounts managed by the adviser or has otherwise been disclosed.

Comment 28: Second Paragraph: In the second paragraph of this section,
            "essentially" should be changed to "substantially similar."

Response:   We have revised the disclosure in response to this comment.

            RETIREMENT PROSPECTUS

Comment 29: Fee Table: The sales charge for Class A shares, currently reading
            "None" in the Fee Table, should reflect what is in the retail prospectus - 4.25%. Changing this will affect the cost example and the performance table.

Response:   We have revised the disclosure in response to this comment.

Comment 30: Fee Table: The sales charge reflected in the fee table for Deferred
            Sales Charge, currently reading "None", should be 1% as is stated in the footnote (a) and footnote (a) should instead explain the circumstances upon which no Deferred Sales Charge will occur.

Response:   We have revised the disclosure in response to this comment.

Comment 31: Fee Table: Footnote (a) under the Conservative Wealth Strategy Fee table should not reference the SAI. Remove the reference to the SAI.

Response:   We have revised the disclosure in response to this comment.

Comment 32: The comments from the Retail prospectus should be applied, where applicable, to the Retirement prospectus.

Response:   We have revised the Retirement Prospectus accordingly.


            STATEMENT OF ADDITIONAL INFORMATION

Comment 33: Investment Restrictions, #6 - Purchase or Sell Commodities. Has the
            Fund changed its fundamental policies regarding investments in commodities, was it approved by shareholders, and how has the fund been operating in the past year - has it been purchasing or selling commodities?

Response:   A change to the fundamental policy regarding investments in commodities was submitted for shareholder approval in a proxy dated
            September 15, 2010. Shareholders approved the change in the fundamental policy by proxy vote at a shareholder meeting held on November 5, 2010 or at adjournments therof for the Wealth
            Appreciation Strategy and Tax-Managed Wealth Appreciation Strategy but shareholders did not approve the change for the other
            Strategies. The Strategies have been operating in accordance with their fundamental policies.

                                     * * *

      We hereby acknowledge that (i) the Strategies are responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Strategies may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                            Sincerely,

                                            /s/ Jeffrey Schellenger
                                            -----------------------
                                            Jeffrey Schellenger


cc:   Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.


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